Media Release 12 August 2021 Sydney, Australia 11 August 2021 Chicago, USA Media Release: James Hardie Industries Successfully Defends New Zealand Weathertightness Case 1 James Hardie Industries Successfully Defended New Zealand Weathertightness Case James Hardie Industries plc (ASX: JHX; NYSE: JHX), the world’s #1 producer and marketer of high- performance f iber cement and fiber gypsum building solutions, advises that the Wellington High Court has ruled on the weathertightness class action litigation brought against James Hardie (Case Nos. CIV-2015-485-594 and CIV-2015-485-773), previously described by James Hardie as the “Cridge litigation”. The High Court’s media statement issued on 12 August 2021 stated: The High Court … agreed that James Hardie owed the homeowners a duty of care, but … held that the homeowners have not proved that the James Hardie product was a cause of the weathertightness issues. The Court found that the product, assessed against established building science, was not flawed in its design, had been adequately tested and had independent endorsement. Further, the technical assistance given by James Hardie was sufficient and was correctly directed to the reasonably competent builder. . . . The Court’s conclusion was that the inherent flaws alleged by the plaintiffs were not proved, and the sheet was a conceptually sound product that could be installed in a way that would provide a weathertight house. In relation to the eight properties that were the subject of detailed analysis of the water damage, the evidence repeatedly identified fundamental building errors and repeated non-compliance with the instructions that accompanied the product. These building errors were so significant it was not possible for the homeowners to prove that some flaw with the product was independently a cause of damage. It followed that the homeowners’ claims in negligence failed. John Arneil, Country Manager ANZ, said, “While we are happy with the outcome of the Cridge litigation, and believe the result supports our continued belief that the allegations lacked merit and we behaved as a responsible manufacturer, we remain very sympathetic to homeowners negatively impacted by weathertightness issues.” This judgement comes nine days af ter the settlement of the “White litigation” which the Company announced on 3 August 2021 and which resulted in James Hardie receiving a NZ$1.25 million settlement payment paid out of the litigation funder’s security. The Company notes that the plaintif fs have the right to appeal the court’s judgement in the Cridge litigation. As described in our 31 March 2021 Annual Report on Form 20-F, the Cridge litigation and White litigation were two of three New Zealand weathertightness cases pending prior to 2 August 2021. With these litigations both resolved favourably for James Hardie, the Company has one remaining New Zealand weathertightness claim outstanding: the “Waitakere litigation”. Additional information about this claim can be found in our 31 March 2021 Annual Report on Form 20-F. The Waitakere litigation is scheduled to commence in May 2023 in the Auckland High Court. The Company believes it has substantial factual and legal defenses to this claim and is defending the claim vigorously. Exhibit 99.1

Media Release
12 August 2021 Sydney, Australia
11 August 2021 Chicago, USA

Forward-Looking Statements

This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 "Risk Factors" in James Hardie's Annual Report on Form 20-F for the year ended 31 March 2021; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.

This media release has been authorized by Mr. Jason Miele, Chief Financial Offer.

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Investor/Media/Analyst Enquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone: +61 2 9638 9205
Email: media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

Media Release: James Hardie Industries Successfully Defends New Zealand Weathertightness Case 2